Filed by Renasant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Metropolitan BancGroup, Inc.

(File No. 001-13253)

January 23, 2017

Dear Client:

On January 17, 2017, Metropolitan announced our intention to merge with Renasant Corporation (“Renasant”), the parent company of Renasant Bank.

Renasant Corporation, established in 1904 and headquartered in Tupelo, Mississippi, is an $8.7 billion financial institution that operates more than 175 offices in Mississippi, Tennessee, Alabama, Florida and Georgia.

The boards of directors from both companies have unanimously approved the merger. We anticipate the merger to close during the third quarter of 2017, subject to regulatory and Metropolitan shareholder approval.

Your banking experience is our primary focus. We are confident this merger will provide additional value by:

•	Expanding our banking product and service offerings to include insurance, trust and investment management;

•	Offering an expanded bank and ATM network;

•	Increasing our lending capabilities, including leasing and Small Business Administration loans; and

•	Providing access to additional mortgage lending options.

You don’t need to do anything at this time. You will receive detailed information about the transition to Renasant Bank in the months leading up to the merger. Our commitment to you remains unchanged and our efforts are dedicated to a seamless transition.

You can look forward to the same high level of client service that you’ve come to expect and appreciate at Metropolitan. Should you have any immediate questions, please contact any of our associates.

Best regards,

Curt Gabardi

President and Chief Executive Officer

Metropolitan Bank

Additional Information about the Renasant/Metropolitan Transaction

This communication is being made in respect of the proposed merger transaction involving Renasant and Metropolitan. In connection with the proposed merger, Renasant intends to file a registration statement on Form S-4 that will include a proxy statement of Metropolitan and a prospectus of Renasant, and Renasant will file other relevant documents concerning the proposed merger, with the Securities and Exchange Commission (the “SEC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. BEFORE MAKING ANY INVESTMENT DECISION, METROPOLITAN INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENASANT, METROPOLITAN AND THE PROPOSED MERGER. When available, the proxy statement/prospectus will be mailed to stockholders of Metropolitan. Investors will also be able to obtain copies of the proxy statement/prospectus and other relevant documents filed by Renasant (when they become available) free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Renasant will be available free of charge from Kevin Chapman, Chief Financial Officer, Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804-4827, telephone: (662) 680-1450.